VIA EDGAR TRANSMISSION

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

Re:	Lazard Ltd —

Registration Statement on Form S-1 (No. 333-121407) relating to the initial public offering of shares of Lazard Ltd Class A common stock

Dear Mr. Webb:

On behalf of Lazard Ltd, a Bermuda corporation (the “Company”), submitted for filing under the Securities Act of 1933, as amended, is Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed initial public offering of shares of the Company’s Class A common stock, par value $0.01 per share.

In connection with the filing of the Registration Statement, a filing fee of $100,045 was previously paid upon the initial filing of the Registration Statement and an additional filing fee of $11,290 was paid on April 8, 2005 with Amendment No. 3 to the Registration Statement.

Securities and Exchange Commission

April 18, 2005

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1340, or Benjamin D. Fackler, Esq. at (212) 403-1395, both of this office, as counsel to the Company.

Very truly yours,

/s/ Kevin M. Costantino
Kevin M. Costantino, Esq.

cc: Scott D. Hoffman, Esq. (Lazard Ltd)